STOCK PURCHASE CANCELLATION AGREEMENT

THIS STOCK PURCHASE CANCELLATION AGREEMENT ("Agreement") has been made and entered into as of this 12th day of February 2012, between the shareholders of **C2E Energy Inc** ("C2E"), and **Imtiaz abdulla**, ("IA").

RECITALS:

A. The parties hereto had previously entered into a Stock Purchase Agreement dated 22th March 2011 and a pursuant to which C2E purchased from Imtiaz Abdulla one hundred percent of the outstanding common stock (the "Transferred Shares") of **Yorkshire Energy Holdings (Pty) Ltd** (the "Company"), (the "Company Stock").

B. All the parties have mutually agreed to cancel the said Stock Purchase Agreements, return the issued shares and that each party will return to their status as if the transactions had not in fact taken place.

NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein, the parties hereto agree as follows and do thereby adopt this Agreement.

ARTICLE I.
DEFINITIONS

The terms defined in this Article (except as otherwise expressly provided in this Agreement) for all purposes of this Agreement shall have the respective meanings specified in this Article.

"Affiliate" shall mean any entity controlling or controlled by another person, under common control with another person, or controlled by any entity which controls such person.

"Agreement" shall mean this Agreement, and all the exhibits, schedules and other documents attached to or referred to in the Agreement, and all amendments and supplements, if any, to this Agreement.

"Closing" shall mean the closing of the Transaction at which the Closing Documents shall be exchanged by the parties, except for those documents or other items specifically required to be exchanged at a later time.

"Closing Date" shall mean March 2nd 2007 plus any extension as provided herein, or such other date as agreed in writing to by the parties on which the Closing occurs.

"Closing Documents" shall mean the papers, instruments and documents required to be executed and delivered at the Closing pursuant to this Agreement.

"Code" shall mean the Internal Revenue of 1986, or any successor law, and regulations issued by the Internal Revenue Service pursuant to the Internal Revenue Code or any successor law.

"Encumbrance" shall mean any charge, claim, encumbrance, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting (in the case of any security), transfer, receipt of income, or exercise of any other attribute of ownership other than (a) liens for taxes not yet due and payable, or (b) liens that secure the ownership interests of lessors of equipment.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"GAAP" shall mean United States generally accepted accounting principles applied in a manner consistent with prior periods.

"Material Adverse Effect" means any change (individually or in the aggregate) in the general affairs, management, business, goodwill, results of operations, condition (financial or otherwise), assets, liabilities or prospects (whether or not the result thereof would be covered by insurance) that would be material and adverse to the designated party.

"Ordinary Course of Business" shall mean actions consistent with the past practices of the designated party which are similar in nature and style to actions customarily taken by the designated party and which do not require, and in the past have not received, specific authorization by the Board of Directors of the designated party.

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Taxes" shall include federal, state and local income taxes, capital gains tax, value-added taxes, franchise, personal property and real property taxes, levies, assessments, tariffs, duties (including any customs duty), business license or other fees, sales, use and any other taxes relating to the assets of the designated party or the business of the designated party for all periods up to and including the Closing Date, together with any related charge or amount, including interest, fines, penalties and additions to tax, if any, arising out of tax assessments.

"Transaction" shall mean the Stock Sale Cancellations as contemplated by this Agreement.

ARTICLE II.
THE TRANSACTION

2.1. Stock Sale. Subject to the terms and conditions of the Closing Documents, the parties hereby agree to cancel the Stock Purchase Agreement dated 22th March 2011. The shareholders Yorkshire Energy Holdings agree to return, transfer and deliver to C2E Energy Inc for cancellation 100,000,000 (One Hundred Million) shares previously issued to them,

2.1.1. *Litigation.* There are no legal, administrative, arbitration or other proceedings or claims pending against Yorkshire Trading and Yorkshire Energy Holdings, nor are they subject to any existing judgment which might affect the financial condition, business, property or prospects of Yorkshire Trading and Yorkshire Energy Holdings; nor has Yorkshire Trading and Yorkshire Energy Holdings received any inquiry from an agency of the federal or of any state or local government about the Transaction, or about any violation or possible violation of any law, regulation or ordinance affecting its business or assets.

2.1.2. *Organization of* AFDM*; Foreign Qualification.* C2E Energy Inc is duly organized, validly existing, and in good standing under the laws of the state of Florida and has all requisite corporate power, franchises, and licenses to own its property and conduct the business in which it is engaged. C2E Energy Inc has the full power and authority (corporate or otherwise) to execute, deliver and perform its obligations under this Agreement and the Closing Agreements to which it is a party. C2E Energy Inc is duly qualified and in good standing as a foreign corporation in every jurisdiction in which such qualification is necessary, except to the extent the failure to be so qualified is not reasonably expected to result in a Material Adverse Effect.

ARTICLE III.
ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

3.1. Filing with Securities and Exchange Commission. Upon the consummation of this Agreement, if required to do so by law, C2E Energy Inc shall file with the SEC an Information Statement on Schedule 14F (the "Schedule 14F") or such other documents as may be required, disclosing the anticipated resignation of the current directors and appointment of the anticipated new directors as provided herein, in a form that will satisfy the requirements of law. The parties agree to cooperate in the preparation and filing of such report or any other filings to be filed with the SEC.

3.2. Brokers or Finders. Each party agrees to hold the others harmless and to indemnify them against the claims of any persons or entities claiming to be entitled to any brokerage commission, finder's fee, advisory fee or like payment from such other party based upon actions of the indemnifying party in connection with the Transaction.

ARTICLE IV.
CLOSING DELIVERIES

4.1. The Closing. The Closing shall take place on or before the Closing Date (unless such date is extended by the mutual agreement of the parties) at such location as agreed to by the parties. Notwithstanding the location of the Closing, each party agrees that the Closing may be completed by the exchange of undertakings between the respective legal counsel for the parties, provided such undertakings are satisfactory to each party's respective legal counsel.

4.2. Deliveries by C2E Energy Inc. C2E Energy Inc hereby agrees to deliver, or cause to be delivered, to Imtiaz Abdulla the following items on Closing:

4.2.1. *Certified Resolutions.* Copies of the resolutions, certified by an officer of the Company, of the Board of Directors of the Company approving the terms of this Agreement, and a copy of the resolution of the shareholders of the Company approving the cancellation of the Transferred Shares.

4.2.2. *Resignations.* A copy of the resignations of the existing directors and officers of C2E to be effective as of the Resignation Date.

4.2.3. *SEC Filings.* Evidence that all SEC filings have been properly certified and filed with the SEC.

4.2.4. *Transfer Agent Direction.* A direction of C2E to its transfer agent to cancel the Purchase Price Shares in the name of the shareholders of Yorkshire Trading and Yorkshire Energy Holdings to return them to treasury.

4.3. Deliveries by Imtiaz Abdulla. Imtiaz Abdulla hereby agree to deliver to C2E Energy Inc the following items on Closing:

4.3.1. *Certified Resolutions.* Copies of the resolutions, certified by an officer of Yorkshire Trading and Yorkshire Energy Holdings, of the Board of Directors of Yorkshire Trading and Yorkshire Energy Holdings approving the terms of this Agreement, and a copy of the resolution of the shareholders of Yorkshire Trading and Yorkshire Energy Holdings approving the cancellation of the Transferred Shares.

4.3.2. *Stock Certificates.* A stock certificate or certificates representing the Transferred Shares (100,000,000), together with such stock powers, legal opinions and all other documentation required by the Company's transfer agent to cancel such shares and return them to treasury.

ARTICLE V.
MISCELLANEOUS

5.1. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed delivered if delivered by hand, by telecopier, by courier or mailed by certified or registered mail, postage prepaid, addressed to the following persons at their last know or provided address:

If to Imtiaz Abdulla: 128 Kloofhof Rd
Meadowdale, 1614 South Africa

If to C2E Energy Inc: Nicol Grove Office Park
Leslie Road,
Fourways,
South Africa

5.2. Assignability and Parties in Interest. This Agreement shall not be assignable by any of the parties hereto without the consent of all other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

5.3. Expenses. Each party shall bear its own expenses and costs, including the fees of any attorney retained by it, incurred in connection with the preparation of the Closing Documents and consummation of the Transaction.

5.4. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the United States of America. Each of the parties hereto consents to the jurisdiction of the High Court of State of Florida in connection with any action arising under or brought with respect to this Agreement.

5.5. Counterparts. This Agreement may be executed as of the same effective date in one or more counterparts, each of which shall be deemed an original.

5.6. Headings. The headings and subheadings contained in this Agreement are included solely for ease of reference, and are not intended to give a full description of the contents of any particular Section and shall not be given any weight whatever in interpreting any provision of this Agreement.

5.7. Pronouns, Etc. Use of male, female and neuter pronouns in the singular or plural shall be understood to include each of the other pronouns as the context requires. The word "and" includes the word "or". The word "or" is disjunctive but not necessarily exclusive.

5.8. Complete Agreement. This Agreement, the Appendices hereto, and the documents delivered pursuant hereto or referred to herein or therein contain the entire agreement between the parties with respect to the Transaction and, except as provided herein, supersede all previous negotiations, commitments and writings.

5.9. Modifications, Amendments and Waivers. This Agreement shall not be modified or amended except by a writing signed by each of the parties hereto. Prior to the Closing, the Sellers may amend any of the disclosure schedules referenced herein by giving the other party notice of such amendments. If such amended disclosures reveal material adverse information about the Company, Purchaser may terminate this Agreement without liability to the Sellers.

5.10. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner

adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in any acceptable manner to the end that the Transaction are consummated to the extent possible.**IN WITNESS WHEREOF**, the parties have executed this Agreement as of the day and year first above written.

C2E Energy Inc:

Johannes P Roux: President: C2E Energy, Inc.

Imtiaz Abdulla:

Imtiaz Abdulla: Chief Executive Officer: Yorkshire Trading & Yorkshire Energy Holdings